# SEC Schedule 13G/A (Amendment No. 22) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TotalEnergies SE, CIK 0000879764
CUSIP: 89151E109
Title of class of securities: Shares
Address of issuer's principal executive offices: 2 place Jean Millier, La Defense 6, Courbevoie, France (I0), 92400
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-26-001205
Filed by CIK 0001330387

## Reporting persons
- AMUNDI: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 50,639,446; sole dispositive power 0; shared dispositive power 222,647,121; aggregate amount beneficially owned 222,647,121 (10.09% of the class)
  Comment: Amundi does not have the voting rights on 167,642,089 shares which are held through a FCPE (Fonds Commun de Placement d Entreprise, an investment vehicle established under French law), solely dedicated to TotalEnergies groups employees shareholding. Employees of TotalEnergies are granted the right to participate in stock purchase plans in which the shares acquired are exclusively held in this FCPE, created at the request of TotalEnergies. The voting rights associated to these shares are exercised by the supervisory Board of the FCPE, where representatives of the employees have the majority (if any the remaining seats of the supervisory board are designated by TotalEnergies), and not by Amundi.
- AMUNDI ASSET MANAGEMENT: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 50,639,446; sole dispositive power 0; shared dispositive power 222,647,121; aggregate amount beneficially owned 222,647,121 (10.09% of the class)
  Comment: Amundi does not have the voting rights on 167,642,089 shares which are held through a FCPE (Fonds Commun de Placement d Entreprise, an investment vehicle established under French law), solely dedicated to TotalEnergies groups employees shareholding. Employees of TotalEnergies are granted the right to participate in stock purchase plans in which the shares acquired are exclusively held in this FCPE, created at the request of TotalEnergies. The voting rights associated to these shares are exercised by the supervisory Board of the FCPE, where representatives of the employees have the majority (if any the remaining seats of the supervisory board are designated by TotalEnergies), and not by Amundi.

## Item 1. Issuer
Name of issuer: TotalEnergies SE
Address of issuer's principal executive offices: 2 PLACE JEAN MILLIER, LA DEFENSE 6, COURBEVOIE, France, 92400

## Item 2. Person Filing
Name of person filing:
Amundi
Amundi Asset Management
Address of principal business office or, if none, residence:
Amundi: 91-93 boulevard Pasteur, 75015 Paris, France
Amundi Asset Management: 91-93 boulevard Pasteur, 75015 Paris, France
Citizenship: Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 222,647,121
Percent of class: 10.09%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 50,639,446
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 222,647,121

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Amundi Asset Management
AMUNDI AUSTRIA GMBH
AMUNDI DEUTSCHLAND GMBH
AMUNDI HONG KONG LTD
AMUNDI IRELAND LIMITED
Amundi Japan Ltd.
Amundi SGR S.p.A.
AMUNDI TAIWAN LTD
AMUNDI UK LTD
CPR Asset Management
KBI Global Investors (North America) Ltd
KBI Global Investors Ltd
SOCIETE GENERALE GESTION
Sabadell Asset Management, S.A S.G.I.I.C

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AMUNDI: John M. Malone, John M. Malone / Chief Compliance Officer / Power of Attorney (03/09/2026)
- AMUNDI ASSET MANAGEMENT: John M. Malone, John M. Malone / Chief Compliance Officer / Power of Attorney (03/09/2026)